News Release

ISSUED ON BEHALF OF REED ELSEVIER PLC

For immediate release
21 April 2010

Reed Elsevier PLC 2010 Annual General Meeting Results

The Annual General Meeting of Reed Elsevier PLC was held on Wednesday 21 April 2010.

All resolutions set out in the Notice of Meeting were duly passed on a poll. The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

	RESOLUTION	FOR	%	AGAINST	%	WITHHELD
1.	Receipt of Financial Statements	766,512,469	98.69	10,186,819	1.31	6,329,148

2.	Directors’ Remuneration Report	694,076,627	88.71	88,299,676	11.29	652,133

3.	Declaration of final dividend	782,513,793	100.00	16,075	0.00	493,427

4.	Re-appointment of auditors	772,320,549	99.80	1,546,133	0.20	9,161,322

5.	Auditors’ remuneration	778,475,676	99.87	980,340	0.13	3,570,257

6.	Elect Anthony Habgood as a director	777,618,151	99.38	4,887,154	0.62	523,131

7.	Elect Ben van der Veer as a director	780,889,782	99.79	1,608,861	0.21	524,084

8.	Re-elect Erik Engstrom as a director	779,947,466	99.67	2,553,292	0.33	522,572

9.	Re-elect Mark Armour as a director	779,890,472	99.67	2,557,442	0.33	522,110

10.	Re-elect Robert Polet as a director	779,926,251	99.67	2,571,493	0.33	530,579

11.	Authority to allot shares	675,540,395	87.98	92,271,543	12.02	15,216,467

12.	Disapplication of pre-emption rights	779,151,476	99.58	3,248,059	0.42	621,281

13.	Authority to purchase own shares	781,702,328	99.90	753,135	0.10	552,863

14.	Notice period for general meetings	729,857,908	93.28	52,603,655	6.72	560,318

15.	Articles of Association	780,423,888	99.77	1,824,372	0.23	773,155

16.	Reed Elsevier Group plc Growth Plan	626,163,643	85.11	109,550,050	14.89	47,307,200

	Reed Elsevier Group plc Bonus	17.	Investment Plan 2010	704,917,562	90.90	70,570,842	9.10	7,527,734

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 12 to 15 are Special Resolutions.

4.	The total number of ordinary shares in issue, excluding Treasury shares, at the close of business on Monday 19 April 2010 was 1,213,448,163..

5.	Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority and will be available for inspection at their Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.